

April 18, 2016

Via E-mail
Mr. David A. Brooks, Esq.
Chief Operating Officer/General Counsel
Ashford Hospitality Prime, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re:** **Ashford Hospitality Prime, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 12, 2016**
> **File No. 001-35972**

Dear Mr. Brooks:

We have the following comments with respect to your filing.

Other Relevant Matters, page 9

1. Please revise the heading on page 10 and the lead-in paragraph of this section to reflect that the matter of violation is your charge, rather than a proven matter.

2. Regarding the first bullet on page 10, we note that participants in a solicitation are not required under federal law to have specific plans or proposals. Please revise.

3. Regarding the fourth bullet on page 10, please disclose, if true and as requested in comment 1 of our letter dated February 26, 2016, that these payments would not become due if a majority of the incumbent board approved the election of Sessa's nominees and that certain of these payments would be made to an affiliate.

4. Regarding the last bullet on page 10, please revise to eliminate the statement that all communications made on any website founded and operated by a participant in a solicitation constitute solicitation materials under federal securities laws and are legally required to be disclosed to all stockholders. Alternatively, you may provide support for this assertion.

Form of Proxy

5. Please clearly mark the form of proxy "Preliminary Copy." See Rule 14a-6(e)(1) of Regulation 14A.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Richard M. Brand, Esq.
        Cadwalader, Wickersham & Taft LLP